SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Coupa Software Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22266L106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP # 22266L106

1	NAME OF REPORTING PERSONS Robert Bernshteyn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,552,454 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,552,454 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,552,454 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.92 (2)
12	TYPE OF REPORTING PERSON	IN

(1)	Includes 1,698,177 shares issuable upon exercise of stock options issued to the Reporting Person and exercisable within 60 days of December 31, 2016.
(2)	Based on 51,837,997 shares of common stock outstanding as of December 31, 2016, which includes shares of common stock issuable to the Reporting Person pursuant to stock options exercisable within 60 days of December 31, 2016.

CUSIP # 22266L106

ITEM 1(A).	NAME OF ISSUER

Coupa Software Incorporated

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 1855 S. Grant Street

San Mateo, CA 94402

ITEM 2(A).	NAME OF PERSONS FILING Robert Bernshteyn

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Coupa Software Incorporated

1855 S. Grant Street

San Mateo, CA 94402

ITEM 2(C).	CITIZENSHIP

USA

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Common Stock, $0.0001 par value

ITEM 2(D)	CUSIP NUMBER 22266L106

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2016:

CUSIP # 22266L106

(a)	Amount beneficially owned: See Row 9 of cover page.

(b)	Percent of Class: See Row 11 of cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☒ .

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

ITEM 10.	CERTIFICATION. Not applicable

CUSIP # 22266L106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

/s/Robert Bernshteyn
Robert Bernshteyn